 Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Evergreen Select Fixed Income Trust (333-36019)

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Product Alert

Integration Update

April 15, 2010

Wells Fargo Advantage and Evergreen Funds Shareholders Approve Mergers of Three Funds

On April 15, 2010, shareholders of the Evergreen Core Bond Fund, the Evergreen Core PlusBond Fund, and the Wells Fargo Advantage Diversified Bond Fund approved the merger of their Fund into an acquiring Wells Fargo Advantage Fund, which is expected to occur on July 9, 2010, at the close of business. In addition, shareholders of the Evergreen Core Bond Fund, the Evergreen Core Plus Bond Fund, and the Evergreen VA Core Bond Fund approved new investment subadvisory agreements with Wells Capital Management, which became the Funds’ subadvisor effective December 1, 2009. The new agreements were approved by the Evergreen Funds’ Board of Trustees and were subject to shareholder approval within 150 days of the date of the subadvisor change.

Shareholder Meeting Adjourned for Evergreen Short Intermediate Bond Fund Until April 29, 2010

The shareholder meeting for the Evergreen Short Intermediate Bond Fund has been adjourned until April 29, 2010, 10 a.m. Pacific Time. Shareholders of the Evergreen Short Intermediate Bond Fund are being asked to approve a Fund merger and the new subadvisory agreement with Wells Capital Management. As of April 15, 2010, quorum had not been met, which is 50% of the outstanding shares of the Fund. Shareholder proxies for the Evergreen Short Intermediate Bond Fund will continue to be solicited and accepted until the next meeting date.

The following questions and answers are intended for shareholders and investment professionals who have questions about the shareholder meeting results.

Which mergers were approved by shareholders on April 15, 2010?

Shareholders of three Funds approved the merger of their target Fund (as indicated in the table below) into an acquiring Wells Fargo Advantage Fund. In each merger, the target Fund will transfer all of its assets and liabilities to a corresponding acquiring Fund in exchange for shares of the same or a comparable class of the acquiring Fund.

Fund Mergers Approved by Shareholders

Target (Merging) Funds	Acquiring Funds	Acquiring Fund Portfolio Managers
Evergreen Core Plus Bond Fund	Wells Fargo Advantage Income Plus Fund	Michael J. Bray, CFA D. James Newton II, CFA, CPA Thomas M. Price, CFA Janet S. Rilling, CFA, CPA
Evergreen Core Bond Fund	Wells Fargo Advantage Total Return Bond Fund	Troy Ludgood Thomas O’ Connor, CFA
Wells Fargo Advantage Diversified Bond Fund	Wells Fargo Advantage Total Return Bond Fund	Troy Ludgood Thomas O’ Connor, CFA

For which Evergreen Fund are we still seeking shareholder approval of a proposed merger?

Fund Merger Subject to Shareholder Approval

Target (Merging) Fund	Acquiring Fund	Acquiring Fund Portfolio Managers
Evergreen Short Intermediate Bond Fund	Wells Fargo Advantage Total Return Bond Fund	Troy Ludgood Thomas O’ Connor, CFA

What subadvisory agreements were approved on April 15, 2010?

Shareholders of the Evergreen Core Bond Fund, the Evergreen Core Plus Bond Fund, and the Evergreen VA Core Bond Fund approved new investment subadvisory agreements with Wells Capital Management, which became the Funds’ subadvisor effective December 1, 2009. The new agreements were approved by the Evergreen Funds’ Board of Trustees and were subject to shareholder approval within 150 days of the date of the subadvisor change. Shareholder approval is still being sought for the subadvisory agreement with Wells Capital Management for the Evergreen Short Intermediate Bond Fund.

When will the next shareholder meeting for the Evergreen Short Intermediate Bond Fund be held?

The shareholder meeting has been adjourned until April 29, 2009, 10 a.m. Pacific Time, at 525 Market Street, 12th Floor, San Francisco, California.

Have the Boards of Trustees of Wells Fargo Advantage Funds and the Evergreen Funds approved the proposal to merge the Evergreen Short Intermediate Bond Fund?

Yes. The Boards have unanimously agreed that this merger is in the Fund’s best interests and recommend that shareholders cast a favorable vote.

Why have the Boards recommended that shareholders vote in favor of the merger?

Among the factors the Boards considered in recommending the merger were the following:

The investment objectives and principal investment strategies of the target and acquiring Funds are similar.

Shareholders will not incur any sales charges or similar transaction charges or bear any direct expenses in connection with the merger.

The combined Funds are expected to have enhanced viability due to a larger asset base, which creates the possibility of achieving economies of scale.

Who is entitled to vote?

Shareholders who owned shares of the Evergreen Short Intermediate Bond Fund on the record date, which is January 15, 2010, and who have the authority to vote their shares have received proxy materials and are encouraged to cast their vote if they have not already done so.

What methods can be used to vote?

Shareholders of the Evergreen Short Intermediate Bond Fund may vote in the following ways:

By returning the proxy ballot by mail prior to the shareholder meeting.

By calling the toll-free number listed on their proxy ballot. To vote by telephone, shareholders will need the control number printed on their ballot.

By going online to the Web site listed on their proxy ballot and following the instructions. To vote online, shareholders will need the control number printed on the ballot.

By personally attending and voting at the shareholder meeting on April 29, 2010.

Will anyone call shareholders of the Evergreen Short Intermediate Bond Fund regarding the proxy?

An independent proxy solicitor, The Altman Group, may contact shareholders regarding this proxy.

What if shareholders of the Evergreen Short Intermediate Bond Fund do not approve the merger and the subadvisory agreement?

If this occurs, the Evergreen Funds’ Board of Trustees will determine an appropriate course of action.

When will the mergers take effect?

With approval of the Funds’ shareholders, the mergers of the four target Funds are expected to become effective July 9, 2010 after close of business.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional Information and Where to Find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the SEC. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the SEC at the SEC’s Web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone, or e-mail to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

The acquirer, the target and their respective trustees, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the SEC in March 2010.

Bond fund values fluctuate in response to the financial condition of individual issuers, general market and economic conditions, and changes in interest rates. In general, when interest rates rise, bond fund values fall and investors may lose principal value. Some funds, including nondiversified funds and funds investing in foreign investments, high-yield bonds, and/or more volatile segments of the economy, entail additional risk and may not be appropriate for all investors. Consult a Fund's prospectus for additional information on these and other risks.

The Variable Annuity Funds are generally available only through insurance company variable contracts.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.evergreeninvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for Wells Fargo Advantage Funds. Read the prospectus carefully before investing.

Wells Capital Management (WellsCap) is a registered investment advisor and a wholly owned subsidiary of Wells Fargo Bank, N.A. WellsCap provides investment management services for a variety of institutions.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company’s broker/dealer subsidiaries. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds®. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. Wells Fargo Advantage Funds and Evergreen mutual funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 122570  04-10

NOT FDIC INSURED * NO BANK GUARANTEE * MAY USE VALUE